Exhibit g-2

January 6, 2012

State Street Bank and Trust Company

801 Pennsylvania

Kansas City, MO 64105

Attn: Mutual Funds

Ladies and Gentlemen:

Reference is made to the Custodian Agreement between us dated as of March 31, 2010 (the “Agreement”).

Pursuant to Section 18 of the Agreement, this letter is to provide notice of the creation of an additional series of Wasatch Funds Trust (the “Company”), namely the Wasatch Frontier Emerging Small Countries Fund (the “New Fund”).

We request that you act as Custodian under the Agreement with respect to the New Fund.

Please indicate your acceptance of the foregoing by executing two copies of this Agreement, returning one to the Company and retaining a copy for your records.

Very truly yours,

Wasatch Funds Trust

By:
Name: Russell L. Biles Title: Vice President

Accepted:

State Street Bank and Trust Company

By:
Name: Mark Nicholson
Title: Senior Vice President